NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of four subsidiary companies engaged in investment management.
Barclays Bank Trust Company Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Gerrard Ltd
Barclays Global Investors Ltd
Barclays Private Bank and Trust Ltd
Barclays Global Investors Japan Ltd
Barclays Capital Securities Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name	A/C designation	Number of shares
Bank of Ireland	426353	150,030
Barclays Capital Nominees Ltd		408,984
Barclays Trust Co & Others		1,750
BARCLAYS TRUST CO AS EXEC/ADM		500
Barclays Trust Co R69		1,003
BOISS NOMINEES LTD	4224361	354,592
CHASE NOMINEES LTD	16376	344,121
CHASE NOMINEES LTD	20947	14,367,023
CHASE NOMINEES LTD	21359	380,029
CHASE NOMINEES LTD	28270	552,381
Clydesdale Nominees HGB0125	323496	4,839
Clydesdale Nominees HGB0125	324018	1,269
Clydesdale Nominees HGB0125	324085	2,310
Clydesdale Nominees HGB0125	324492	12,698
Clydesdale Nominees HGB0125	593965	1,850
Clydesdale Nominees HGB0125	594198	1,070

Clydesdale Nominees HGB0125	594414	10,000
Clydesdale Nominees HGB0125	594465	1,915
Clydesdale Nominees HGB0125	595534	2,906
Clydesdale Nominees HGB0125	595712	1,322
Clydesdale Nominees HGB0125	595801	2,474
Clydesdale Nominees HGB0125	597103	1,303
Clydesdale Nominees HGB0125	597324	4,205
Clydesdale Nominees HGB0125	597375	4,128
Clydesdale Nominees HGB0125	597383	5,339
Clydesdale Nominees HGB0125	597448	2,557
Clydesdale Nominees HGB0125	645442	3,730
Clydesdale Nominees HGB0125	651361	1,452
Clydesdale Nominees HGB0125	668604	1,225
Clydesdale Nominees HGB0125	678693	1,885
Clydesdale Nominees HGB0125	679401	19,438
Clydesdale Nominees HGB0125	686408	10,930
Clydesdale Nominees HGB0125	691088	2,168
Clydesdale Nominees HGB0125	692386	6,365
Clydesdale Nominees HGB0125	693030	3,980
Clydesdale Nominees HGB0125	693404	1,978
Clydesdale Nominees HGB0125	694028	1,218
Clydesdale Nominees HGB0125	697329	12,453
Clydesdale Nominees HGB0125	697388	1,403
Clydesdale Nominees HGB0125	697663	8,097
Clydesdale Nominees HGB0125	697701	1,159
Clydesdale Nominees HGB0125	702950	1,415
Clydesdale Nominees HGB0125	703140	1,391
Clydesdale Nominees HGB0125	703310	2,000
Clydesdale Nominees HGB0125	703353	2,835
Clydesdale Nominees HGB0125	703396	1,809
Clydesdale Nominees HGB0125	703876	1,272
Clydesdale Nominees HGB0125	703884	1,926
Clydesdale Nominees HGB0125	703914	1,166
Clydesdale Nominees HGB0125	807507	8,218
Clydesdale Nominees HGB0125	807663	1,763
Clydesdale Nominees HGB0125	830118	1,958
Clydesdale Nominees HGB0125	866805	2,034
Clydesdale Nominees HGB0125	886083	1,600
Clydesdale Nominees HGB0125	887365	1,891
Clydesdale Nominees HGB0125	3000000	1,817
Clydesdale Nominees HGB0125	3100071	3,600
Clydesdale Nominees HGB0125	3100420	2,193
Clydesdale Nominees HGB0125	3100926	4,938
Clydesdale Nominees HGB0125	3101280	2,423
Clydesdale Nominees HGB0125	3101868	1,543
Clydesdale Nominees HGB0125	3102058	1,305
Clydesdale Nominees HGB0125	3102317	1,418
Clydesdale Nominees HGB0125	3102465	17,826
Clydesdale Nominees HGB0125	3102546	2,912
Clydesdale Nominees HGB0125	3102554	15,477

Clydesdale Nominees HGB0125	3102660	1,005
Clydesdale Nominees HGB0125	3103119	2,003
Clydesdale Nominees HGB0125	3105898	1,014
Clydesdale Nominees HGB0125	3105901	1,339
Clydesdale Nominees HGB0125	7000093	2,010
Clydesdale Nominees HGB0125	7000662	1,517
Clydesdale Nominees HGB0125	7000697	12,275
Clydesdale Nominees HGB0125	7000832	1,277
Clydesdale Nominees HGB0125	7001065	1,647
Clydesdale Nominees HGB0125	484015	3,230
Clydesdale Nominees HGB0125	595798	2,586
Clydesdale Nominees HGB0125	597278	12,000
Clydesdale Nominees HGB0125	701601	3,365
Clydesdale Nominees HGB0125	703833	7,598
Clydesdale Nominees HGB0125	870934	3,300
Clydesdale Nominees HGB0125	703094	1,492
Gerrard Nominees Limited	608459	700
Gerrard Nominees Limited	659481	1,500
Gerrard Nominees Limited	660632	1,600
Greig Middleton Nominees Limited (GM1)		385,348
Greig Middleton Nominees Ltd (GM3)	220805DN	100,000
JP MORGAN (BGI CUSTODY)	16331	182,670
JP MORGAN (BGI CUSTODY)	16338	37,355
JP MORGAN (BGI CUSTODY)	16341	1,126,065
JP MORGAN (BGI CUSTODY)	16342	80,137
JP MORGAN (BGI CUSTODY)	16344	261,013
JP MORGAN (BGI CUSTODY)	16345	421,400
JP MORGAN (BGI CUSTODY)	16400	6,522,887
JP MORGAN (BGI CUSTODY)	18409	504,747
JP Morgan Chase Bank		1,087,617
R C Greig Nominees Limited		1,079,171
R C Greig Nominees Limited a/c AK1		282,921
R C Greig Nominees Limited a/c BL1		59,045
R C Greig Nominees Limited a/c CM1		59,630
R C Greig Nominees Limited GP1		103,629
R C Greig Nominees Limited SA1		111,736
ZEBAN NOM!NEES LIMITED		12,578

5. Number of shares / amount of stock acquired

29,264,216

6. Percentage of issued class

4.61%

7. Number of shares / amount of stock disposed

Nil

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

30 December 2005

12. Total holding following this notification

29,264,216

13. Total percentage holding of issued class following this notification

4.61%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

3 January 2006

Re 82-5154

16 January 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**January 2006**	**December 2005**
Outstanding current balance of mortgages	£1,663,741,715	£1,649,742,029
Number of mortgages	31,901	31,272
Average loan balance	£52,153	£52,755
Weighted average current LTV	47.9%	48.3%
Arrears:		
1 month +	0.60%	0.60%
3 months +	0.05%	0.04%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END